Exhibit 23.1

CONSENT OF INDEPENDENT CERTIFIED REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-4 and related Prospectus of SBA Communications Corporation for the registration of $250,000,000 of 8½% senior notes due 2012 and to the incorporation by reference therein of our reports dated March 14, 2005, with respect to the consolidated financial statements of SBA Communications Corporation, SBA Communications Corporation management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of SBA Communications Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

West Palm Beach, Florida

April 11, 2005